Exhibit 4

 DATED THE 2ND DAY OF JUNE 2022

Between

(1)       Haitong International Products & Solutions Limited (“Haitong PS”)

and

(2)       Everwin Enterprise (Hong Kong) Limited (“Everwin”)

and

(3)       Huang Qisen (“Mr Huang”)

DEED OF SETTLEMENT

THIS DEED OF SETTLEMENT (this “Deed”) is made on 2 June 2022

BETWEEN:

(1)	Haitong International Products & Solutions Limited (“Haitong PS”), a limited liability company incorporated in the British Virgin Islands (“BVI”) with its registered address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands;

(2)	Everwin Enterprise (Hong Kong) Limited (“Everwin”), a limited liability company duly incorporated and existing under the laws of Hong Kong with its registered address at 1/F, CMA Building, 64-66 Connaught Road, Central, Hong Kong;

(3)	Huang Qisen (“Mr Huang”), an individual holding PRC ID card number 35010219650112047X and with his correspondence address at 2F, Olympic Mansion, No. 43 Hudong Road, Gulou District, Fuzhou City, Fujian Province, PRC; and

(the above are collectively referred to as the “Parties” and each a “Party”).

WHEREAS:

(A)	On 27 October 2021, Haitong PS issued a winding up petition HCCW 395 of 2021 (the “Petition”) against Everwin for an alleged principal sum of USD207,117,551.17 plus interest under the USD Leveraged Notes (ISIN number XS2201672750), the Note Purchase Agreement dated 7 July 2020, the Side Letter Deed dated 7 July 2020, the Pricing Supplement dated 17 July 2020 executed between the Parties and the Programme Memorandum dated 30 March 2017 guaranteed by Haitong International Securities Group Limited (the Note Documents).

(B)	On 28 July 2021, Haitong PS issued a Writ of Summons (as later amended on 2 August 2021) in the High Court Action against Mr Huang under the Personal Guarantee for USD196,195,975.22. On 20 November 2021, Haitong PS served on Mr Huang a Statement of Claim, in which Haitong PS claimed for payment of an allegedly outstanding amount of USD196,195,975.22 or alternatively, an allegedly outstanding amount of USD207,117,577.17 plus interests.

(C)	The Parties now wish to effect a full and final settlement of all Claims (as defined below).

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THIS DEED WITNESSETH the terms of settlement as agreed among the Parties and stated herein below:

1	DEFINITIONS AND INTERPRETATION

1.1	In this Deed, except to the extent the context requires otherwise:

“Affiliate” means, in relation to any person, any entity controlled, directly or indirectly, by the person, any entity that controls, directly or indirectly, the person, or any entity, directly or indirectly, under common control with the person. For this purpose, “control” of any person or entity means ownership of a majority, i.e., over 50%, of the voting power of the entity or person;

“Applicable Laws” means, with respect to any person, any and all applicable treaties, legislation, laws, regulations, codes, rules or rulings, orders or any form of decisions issued by, or requirements of, governmental, statutory, regulatory or supervisory bodies (including without limitation, any relevant stock exchange or securities council) or any court or tribunal with competent jurisdiction, whether in Hong Kong or elsewhere, as amended or modified from time to time, and to which such person is subject;

“Business Day” means a day on which commercial banks and foreign exchange markets settle payments in Hong Kong, excluding any day in Hong Kong on which a typhoon signal number 8 or above or a “black” rainstorm warning is hoisted;

“Charges” means the Akumin Share Charge, the Tahoe Life Share Charge and the Tahoe Macau Share Charge;

“Claims” means any causes of action, proceedings, claims, counterclaims, rights, demands and set offs, of whatever nature and howsoever arising, whether secured or unsecured, proprietary, by way of tracing, priority or otherwise, whether by way of contribution or subrogation or otherwise, whether in Hong Kong or any other jurisdiction, whether or not presently known to the Parties or to the law, and whether in law or equity, that has been asserted or has arisen or may arise or hereafter can arise between the Tahoe Parties and Haitong PS arising out of or in connection with the Note Documents and the Personal Guarantee but shall exclude any claim arising out of any breach of this Deed;

“Financial Indebtedness” means any indebtedness for or in respect of:

(a)	moneys borrowed;

(b)	any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in respect of any lease or hire purchase contract which would be treated as a finance or capital lease;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(g)	any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

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(h)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(i)	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above;

“Personal Guarantee” means the Guarantee executed by Mr Huang dated 7 July 2020 in favour of Haitong International Financial Solutions Limited, Haitong PS and Haitong International Securities Company Limited;

“High Court Action” means the High Court Action no.1136 of 2021;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Insurance Authority” means the Insurance Authority of Hong Kong, the Bermuda Monetary Authority and Monetary Authority of Macao;

“Note Documents” means USD Leveraged Notes (ISIN number XS2201672750), the Note Sale and Purchase Agreement dated 7 July 2020, the Side Letter Deed dated 7 July 2020, the Pricing Supplement dated 17 July 2020 executed between the Parties and the Programme Memorandum dated 30 March 2017;

“Ordinary Course of Business” means ordinary course of business consistent with past custom and practice (including with respect to quantity, amount and frequency);

“Petition” means the Petition in HCCW 395/2021;

“PRC” means the People’s Republic of China, and for the purposes of this Deed, reference to PRC shall exclude Hong Kong, Macau Special Administrative Region and Taiwan;

“Settlement Sum” means USD218,000,000;

“Tahoe Bonds” means the US$400,000,000 15.0% Senior Notes Due 2022 with ISIN number of XS2022228113 issued by Tahoe Group Global (Co.,) Limited and purchased by Haitong International Securities Company Limited;

“Tahoe Investment” means Tahoe Investment Group Company Limited;

“Tahoe Life” means Tahoe Life Insurance Company Limited;

“Tahoe Macau” means Tahoe Life Insurance Company (Macau) Limited;

“Tahoe Parties” means, collectively, Everwin and Mr Huang;

“Thaihot Bermuda” means Thaihot Investment (Bermuda) Company Limited;

“Thaihot Cayman” means Thaihot Investment Company Limited.

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1.2	In this Deed, a reference to:

(a)	a “Clause” is to the clauses of this Deed, unless otherwise stated;

(b)	“this Deed” shall include all amendments, additions and variations hereto agreed between the Parties from time to time;

(c)	“person” shall include an individual, corporation, company, partnership, firm, trustee, trust, executor, administrator or other legal personal representative, unincorporated association, joint venture, syndicate or other business enterprise, any governmental, administrative or regulatory authority or agency (notwithstanding that person may be sometimes used herein in conjunction with some of such words), and their respective successors, legal personal representatives and assigns, as the case may be, and pronouns shall have a similarly extended meaning;

(d)	words importing the singular shall include the plural and vice versa, and words importing a specific gender shall include the other genders (male, female or neuter); and

(e)	the use of the words “including” or “including without limitation” followed by one or more examples is intended to be illustrative and shall not be construed restrictively to limit the scope or extent of the description or term in respect of which the examples are provided.

1.3	The headings used herein are for reference only and shall not affect the construction of this Deed.

1.4	The terms of this Deed have been negotiated and agreed by the Parties, and any ambiguity in the language of this Deed shall not be construed in favour of or against any particular Party.

2	FULL AND FINAL SETTLEMENT

2.1	Upon the parties’ agreement to this Deed, either by their respective solicitors or otherwise, the Parties shall become bound by this Deed for the purpose of enforcing the terms and conditions to be performed.

2.2	Everwin and Mr Huang hereby agrees to pay the Settement Sum (i.e. USD218,000,000 ) to Haitong PS in full and final settlement of all of Haitong PS’ claims against Everwin and Mr Huang in the manner set out below and acknowledge to be debtors of the Settlement Sum:-

(a)	10% of the Settlement Sum shall be repaid within the 12 months after the parties’ agreement to this Deed, either by their respective solicitors or otherwise (i.e. USD21,800,000 ) (“1st Instalment”);

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(b)	20% of the Settlement Sum shall be repaid within the 24 months after the parties’ agreement to this Deed, either by their respective solicitors or otherwise (i.e. USD43,600,000 ) (“2nd Instalment”);

(c)	20% of the Settlement Sum shall be repaid within the 36 months after the parties’ agreement to this Deed, either by their respective solicitors or otherwise (i.e. USD43,600,000) (“3rd Instalment”);

(d)	20% of the Settlement Sum shall be repaid within the 48 months after the parties’ agreement to this Deed, either by their respective solicitors or otherwise (i.e. USD43,600,000) (“4th Instalment”); and

(e)	All the remaining outstanding Settlement Sum shall be repaid within the 60 months after the parties’ agreement to this Deed, either by their respective solicitors or otherwise (i.e. USD65,400,000) (“5th Instalment”).

For the avoidance of doubt, any repayment made by Everwin and Mr Huang shall be applied towards the settlement of the Settlement Sum in the following order: the 1st Instalment, the 2nd Instalment, the 3rd Instalment, the 4th Instalment, and the 5th Instalment.

Unless otherwise provided, the details of the bank account of Haitong PS for receiving any part or full payment of the Settlement Sum and any payment under this Deed are as follows:-

[Haitong PS’ bank account details]

2.3	From the time of the parties’ agreement to this Deed, either by their respective solicitors or otherwise:-

(a)	The Tahoe Parties shall, within 14 days, (i) pay or procure a payment of USD5,000,000 to Haitong PS by way of solicitor’s cheque or cashier order, as partial satisfaction of the Settlement Sum (and for the avoidance of doubt, such payment shall be applied to towards settlement of the last Instalment of the outstanding Settlement Sum); and (ii) on top of the Settlement Sum pay HK$4,500,000 to Haitong PS by way of solicitor’s cheque or cashier order, as full and final satisfaction of Haitong PS’ Costs (as defined in Clause 3 below). Haitong PS shall undertake not to present any of the said solicitor’s cheques or cashier orders for payment until the Petition is withdrawn or the winding-up order is reversed, as the case maybe, and the High Court Aciton is discontinued.

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(b)	The Tahoe Parties shall, within 14 days, provide Messrs. DLA Piper Hong Kong (solicitors for Haitong PS) (“DLAP”) with the following charge(s) created in favour of Haitong PS upon DLAP’s undertaking not to release the same until all the necessary conditions set out in Clause 2.4(d)(i) and (ii) below have been fulfilled and the date and number of shares are inserted in accordance with Clause 2.4(d)(i) and (ii) below:-

(i)	an undated charge(s) duly executed over all Tahoe Life shares held by Thaihot Bermuda from time to time after the completion of the Sale (as defined in Clause 2.4) (“Tahoe Life Share Charge”) (with the number of Tahoe Life shares being left blank and to be filled out with the number of all Tahoe Life shares held by Thaihot Bermuda at the time upon completion of the Sale) in the form as set out in Appendix I, and all the documents set out in Clause 2.2 of the Tahoe Life Share Charge. The Tahoe Life Share Charge(s) shall contain a term that it only takes effect upon the grant of all necessary approval (if so required) by the Insurance Authority and the discharge of the injunction order(s) in HCMP 2301/2020 granted in favour of National Trust Ltd. against any or all of the defendants listed therein dated 24 December 2020, as amended by the Order of the Honourable Madam Justice Marlene Ng on 4 January 2021 and as varied by the Order of the Honourable Mr. Justice Keith Yeung dated 24 September 2021 (the “Injunction Order”). Everwin shall strictly comply with and shall procure Thaihot Bermuda to strictly comply with, and not to be in breach of the terms of the Tahoe Life Share Charge.

(ii)	an undated charge(s) duly executed over Tahoe Macau shares held by Thaihot Bermuda from time to time (“Tahoe Macau Share Charge”), in the form as set out in Appendix VIII in favour of Haitong PS (with the date being left blank and to be filled out in accordance with Clause 2.4(d)(i) and (ii) below) and all the documents set out in Clause 2.3 of the Tahoe Macau Share Charge. The Tahoe Macau Share Charge shall contain a term that it only takes effect upon the grant of all necessary appro,val (if so required) by the Insurance Authority and the discharge of the Injunction Order. Everwin shall strictly comply with and shall procure Thaihot Bermuda to strictly comply with, and not to be in breach of the terms of the Tahoe Macau Share Charge.

(c)	The Tahoe Parties shall, within 14 days deliver to Haitong PS (i) a limited recourse guarantee (“Limited Guarantee”) executed by Thaihot Cayman in favour of Haitong PS as security for Everwin’s payment of the Settlement Sum (the liability of Thaihot Cayman being limited to the Akumin Share Charge as hereinafter defined), (ii) a share charge (“Akumin Share Charge”) over 14,223,570 common shares in Akumin Inc. (NASDAQ/TSX: AKU) (the “Akumin Shares”) as security for the Limited Guarantee, (iii) a call option over the Akumin Shares in favour of Haitong PS (the “Akumin Call Option”) executed by Thaihot Cayman in the form as set out in Appendix II, III and IV respectively and, within 21 days, procure for perfection of Haitong PS’s security interest in the Akumin Shares and Akumin Call Option either by (X) delivering the power of attorney in blank in form and substance satisfactory to Haitong PS with respect to any certificated Akumin Shares and security certificates representing such certificated Akumin Shares to Haitong PS or (Y) procuring Thaihot Cayman and TSX Trust, being the custodian of the Akumin Shares, to enter into a securities account control agreement on terms to the satisfaction of Haitong PS and delivering the same to Haitong PS, and deliver to Haitong PS a legal opinion from a practising Canadian law firm confirming that the Akumin Share Charge constitutes a valid, binding and enforceable 1st ranking pledge over the Akumin Shares granted by Thaihot Cayman in favour of Haitong PS and on the perfection of the security interests created by the pledge and the 1st ranking position of such security interest and that the Limited Guarantee and the Akumin Call Option are valid, binding and enforceable under the Laws of the Province of Ontario and the federal laws of Canada applicable therein in a form and substance satisfactory to Haitong PS. Everwin shall strictly comply with and shall procure Thaihot Cayman to strictly comply with, and not to be in breach of the terms of the Limited Guarantee, Akumin Share Charge and Akumin Call Option.

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The Akumin Call Option shall contain, inter alia, the following terms:

(i)	The Akumin Call Option shall be exercisable after the first 24 months from the date it was executed.

(ii)	Haitong PS shall be entitled to acquire Akumin Shares at the price equal to (A) the prevailing market price as listed in NASDAQ on the date Haitong PS delivers to Thaithot Cayman an exercise notice plus a 10% premium, or (B) US$35,000,000, whichever is the higher.

(iii)	Any consideration to be paid by Haitong PS under the Akumin Call Option shall be applied towards settlement of the Settlement Sum according to the order as set out in Clause 2.2 above by way of setoff.

(iv)	At the time of completion for Haitong PS’s exercise of the call option, Haitong PS shall execute and deliver Deed(s) of Release in respect of the Akumin Share Charge and Limited Guarantee in a form to the reasonable satisfaction of the Tahoe Parties.

(d)	The Tahoe Parties shall, within 14 days, deliver to Haitong PS a subordination agreement (the “Subordination Agreement”) duly executed by Tahoe Investment and Thaihot Cayman in the form as set out in Appendix V that any debt due and owing by Everwin to each of Tahoe Investment and Thaihot Cayman, shall be subordinated to the Settlement Sum and Haitong PS. Everwin shall strictly comply with and shall procure Tahoe Investment and Thaihot Cayman to strictly comply with, and not to be in breach of, the Subordination Agreement. For the avoidance of doubt, any debt due and owing by Everwin to Tahoe Life and Tahoe Macau shall not be subordinated.

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(e)	Haitong PS shall immediately deliver to the Tahoe Parties, a consent summons in the form as set out in Appendix VI and take all such further steps necessary to withdraw the Petition with no order as to costs (save that the costs of the Official Receiver be paid out of the Petitioner’s deposit) and a consent summons in the form as set out in Appendix VII and take all such steps necessary to discontinue the High Court Action with no order as to costs. In the event that Everwin is wound up by the Court, or that the Court makes a winding up order despite a settlement being reached between the parties, the parties shall make joint application to the Court for reversal of the winding-up order within 7 days from the date of the winding up order. In the event that the parties are unable to reverse the winding-up order within 14 days from the date of the application for reversal or a later date to be agreed between the parties, this deed shall be terminated and not take effect, save that the Parties’ obligations and the benefits provided under this deed shall be reversed and the Parties shall take all such necessary steps to effect the reversal which, for the avoidance of doubt, includes but is not limited to the following:-

(i)	Haitong PS shall procure DLAP to return the solicitors’ cheque or cashier order (referred to in clause 2.3(a) above) to the Tahoe Parties’ Solicitors (King & Wood Mallesons) without deduction or set-off;

(ii)	Haitong PS shall return and/or procure DLAP to return the Tahoe Life Share Charge together with the documents set out in clause 2.2 of the Tahoe Life Share charge, the Subordination Agreement, Tahoe Macau Share Charge and all the documents set out in Clause 2.3 of the Tahoe Macau Share Charge, the Limited Guarantee, the Akumin Share Charge (and related documents) and the Akumin Call Option, and deliver a deed of release in respect of these documents to the reasonable satisfaction of the Tahoe Parties and to cooperate with Tahoe Parties to withdraw the registration of the Akumin Share Charge.

(f)	The Tahoe Parties shall, within 14 days, file an application for the registration of the Akumin Share Charge (and bear such costs), which shall be completed within a reasonable period, and provide registration proof to Haitong PS to its satisfaction.

2.4	The Tahoe Parties shall procure their interests in Tahoe Life to be sold (the “Sale”) subject to the following conditions:-

(a)	The sale price of the shares in Tahoe Life shall be an amount where the total valuation of all the shares in Tahoe Life are valued at no less than HKD 4,300,000,000, unless with the consent of Haitong PS, which should not be unreasonably withheld.

(b)	Upon Thaihot Bermuda selling its shares in Tahoe Life, in respect of the proceeds of such a sale, the first RMB2.95 billion shall be paid into Court pursuant to the Injunction Order. Any additional proceeds up to an amount equivalent to the then outstanding balance of the Settlement Sum (the “Additional Proceeds”) shall be paid to an escrow account approved by Haitong PS (the “Escrow Account”), which shall be subject to an escrow agreement between the Tahoe Parties, Haitong PS and a Haitong PS’s Affiliate being appointed by Haitong PS as the escrow agent (“Haitong Escrow Agent”) giving effect to such arrangement on terms to the reasonable satisfaction of Haitong PS (the “Escrow Agreement”). Tahoe Parties shall enter into the Escrow Agreement no more than 14 Business Days before the execution of the share purchase agreement for the Sale (the “Sale and Purchase Agreement”).

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(c)	The Escrow Agreement shall contain provisions whereby within 5 Business Days from the remittance of the Additional Proceeds in the Escrow Account, an amount out of the Additional Proceeds up to the outstanding balance of the Settlement Sum in clear funds and without any set-off, withholding or other reduction shall be paid out by the Haitong Escrow Agent from the Escrow Account to a bank account designated by Haitong PS to the extent that the relevant KYC and AML requirements are completed to the satisfaction of the Haitong Escrow Agent in satisfaction or partial satisfaction of the Settlement Sum.

(d)	Subject to the discharge of the Injunction Order and the grant of all necessary approval by the corresponding Insurance Authority (if so required) or otherwise any confirmation/ indication by the Insurance Authority that the Relevant IA Approval(s) (as defined below) applicable to the Tahoe Life Share Charge and/or the Tahoe Macau Share Charge is not necessary:-

(i)	Upon completion of the Sale, if the Tahoe Parties still have any shares in Tahoe Life and Tahoe Macau, either held by them directly or indirectly through Thaihot Bermuda or otherwise, the Tahoe Parties shall agree to have the Tahoe Life Share Charge and the Tahoe Macau Share Charge dated by DLAP and have the number of Tahoe Life Shares in the Tahoe Life Share Charge(s) and the number of Tahoe Macau Shares in the Tahoe Macau Share Charge filled out by DLAP (if applicable).

(ii)	If the Tahoe Parties still hold any shares in Tahoe Life and Tahoe Macau, either held by them directly or indirectly through Thaihot Bermuda or otherwise, upon completion of the Sale, within 14 days after receipt of the duly executed and dated version of the Tahoe Life Share Charge and the Tahoe Macau Share Charge, Tahoe Parties shall file an application for registration of the Tahoe Life Share Charge (and, if applicable the Tahoe Macau Share Charge) (such costs to be borne by the Tahoe Parties), which shall be completed within a reasonable period, and provide registration proof to Haitong PS to its satisfaction.

(e)	Before the Sale, the Tahoe Parties shall promptly inform and permit Haitong PS to inform, any potential buyers who has expressed an interest in participating in the Sale, of Tahoe Parties’ obligations under this Clause 2.4, and ensure that the obligation to pay the Additional Proceeds into the Escrow Account be made a requirement to be fulfilled upon completion by the parties under the Sale and Purchase Agreement. Tahoe Parties shall provide Haitong PS with a copy of the executed version of the Sale and Purchase Agreement within 7 days after its execution.

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2.5	Save as expressly agreed between the Parties in this Deed or otherwise agreed in writing, the Parties agree that before the full payment of the Settlement Sum by Everwin and Mr Huang to Haitong PS, Everwin and Mr Huang shall procure, and ensure Everwin and its subsidiaries, either directly or indirectly held, not to enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, transfer or dispose of any assets (including but not limited to the Tahoe Parties’ and their subsidiaries’ interest in Tahoe Life) except:

(a)	for transactions necessary to be entered into by Tahoe Life and/or Tahoe Macau in the Ordinary Course of Business of Tahoe Life and/or Tahoe Macau provided that all the proceeds of such transactions are to be retained within Tahoe Life and/or Tahoe Macau, as the case maybe, as working capital;

(b)	for a sale of Tahoe Parties’ and their subsidiaries’ existing interest in Tahoe Macau where all proceeds from such sale would only be applied towards reducing the Settlement Sum in accordance with Clause 2.2 of this Deed; or

(c)	for the purpose of the Sale as contemplated under this Deed.

For the avoidance of doubt, allotment of issue of new shares by Tahoe Life shall not be considered as sell, transfer or disposal of asset under this Clause.

2.6	Everwin undertakes not to increase or incur any additional indebtedness due and owing by it to Tahoe Life (in whatever nature) by a sum of HK$55,000,000 per year from the date of the parties’ agreement to this Deed, either by their respective solicitors or otherwise until the Settlement Sum being fully discharged.

2.7	(a)	Tahoe Parties shall keep Haitong PS informed of the latest development of HCMP 2301/2020 and any events relevant thereto.

(b)	In the event that HCMP 2301/2020 is disposed of in the favour of Tahoe Investment, Everwin and/or Thaihot Bermuda (“2301 Defendants”), or that any part of the RMB2.95 billion paid into the Court pursuant to the Injunction Order or any part thereof can be released to any of the 2301 Defenadnts for whatever reason, Tahoe Parties shall procure such funds (with a cap of USD70million) be paid to Haitong PS directly for settlement of any outstanding Settlement Sum forthwith, irrespective of the timetable as set out in Clause 2.2 above. For the avoidance of doubt, after applying the RMB 2.95 billion or any part thereof for settlement of the Settlement Sum, any outstanding Settlement Sum shall remain to be payable according to the timetable as set out in Clause 2.2 above.

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The Tahoe Parties shall procure the 2301 Defendants to promptly notify Haitong PS of details of any judgment made or settlement reached in respect of HCMP 2301/2020 with supporting documents, and to promptly provide Haitong PS with all information/ documents in relation to HCMP2301/2020 as per the reasonable request by Haitong PS.

(c)	While the Settlement Sum is still outstanding, Everwin shall provide Haitong PS with its quarterly management accounts as confirmed and signed by its director with a statement certifiying the amounts of the total indebtedness owed by Everwin to Tahoe Investment, Thaihot Cayman, Tahoe Life and Tahoe Macau respectively within 30 days from the end of the relevant quarter. Everwin shall, and shall procure Tahoe Life to, provide Haitong PS with the yearly audited financial statements of Tahoe Life within 7 days after the same is made available to Tahoe Life by its auditor (unless Everwin can no longer obtain Tahoe Life’s yearly audited financial statements after the Sale).

2.8	Upon the Settlement Sum being fully discharged, Haitong PS shall, within 14 days:-

(a)	unconditionally execute Deed(s) of Release in respect of the Charges, the Limited Guarantee in a form to the reasonable satisfaction of the Tahoe Parties; and

(b)	deliver the Tahoe Bonds (in the meantime, any payments, principal payments, coupon payments, interest and/or other benefits derived from the Tahoe Bonds shall be applied to repay any outstanding Settlement Sum pursuant to Clause 2.2 hereof) to Everwin. During the period between the parties’ agreement to this Deed and the Tahoe Bonds being delivered to Everwin pursuant to this clause, Haitong PS shall commence no legal action to enforce the Tahoe Bonds (to the extent that there is any default under the Tahoe Bonds) and agree to any restructuring proposal relating to or in respect of any Tahoe Bonds to be applicable to Haitong International Securities Company Limited or Haitong PS provided that i) no Event of Default has occurred and ii) the terms of any such restructuring proposal relating to or in respect of any Tahoe Bonds to be applicable to Haitong International Securities Company Limited, Haitong PS as holder of the Tahoe Bonds would not be worse than those of the restructuring proposal(s) offered to any holders of any of the offshore bonds issued by Tahoe Group Global Company Limited in respect of the restructuring proposal(s).

2.9	The Tahoe Parties shall use their best endeavour to do or to procure any third party to do whatever necessary for obtaining any necessary approval from the Insurance Authority (including the approval(s) as referred to in Clause 2.3(b) and/or Clause 2.4(d) above) for the purposes of giving effect to Tahoe Life Share Charge and/or Tahoe Macau Share Charge (the “Relevant IA Approval(s)”) (insofar as there are any remaining shares after the Sale) not less than two weeks before completion of the Sale. Haitong PS shall use their best endeavour to do or to procure any third party to do whatever necessary and/or to cooperate with any of the Tahoe Parties for obtaining the Relevant IA Approval(s). Haitong PS hereby acknowledges that no assurance is given by any of the Tahoe Parties that the Relevant IA Approval(s) will all be obtained.

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2.10	In the event that any of the following events happens, and irrespective of whether the same is continuing:

(a)	issue of new shares in Tahoe Life and/or Tahoe Macau or other corporate activities having effect of diluting the Tahoe Parties’ interest, either direct interest or indirect interest, in Tahoe Life and/or Tahoe Macau except with prior consent of Haitong PS or for Tahoe Life where (i) the subscription price of each issued new share by Tahoe Life is more than an amount calculated on the basis that the valuation of the shares representing the entire share capital of Tahoe Life (before such issue of new shares) is no less than HKD3,000,000,000 and (ii) all proceeds of the new shares are used (or to be used) as working capital of Tahoe Life;

(b)	issue of convertible and/or exchangeable bonds by Tahoe Life and/or Thaihot Bermuda except with prior consent of Haitong PS or where (i) (if issued by Tahoe Life) the valuation of the shares representing the entire share capital of Tahoe Life (upon any conversion at maturity) is no less than HKD3,000,000,000, or (if issued by Thaihot Bermuda) the valuation of the shares representing the entire share capital of Thaihot Bermuda (upon any conversion at maturity) is no less than HKD3,200,000,000; and (ii) all proceeds of the convertible and/or exchangeable bonds are used (or to be used) as working capital of Tahoe Life or otherwise injected into Tahoe Life.

(c)	a legally binding Sale and Purchase Agreement has not been entered into in respect of the Sale within 30 months from date of the parties’ agreement to this Deed, either by their respective solicitors or otherwise; or

(d)	the Tahoe Parties are in breach of any of Clause 2.2, 2.3, 2.4, 2.5, 2.6 and 2.7 of this Deed,

(collectively the “Event(s) of Default”)

the outstanding Settlement Sum shall become due and payable by Everwin to Haitong PS immediately and in respect of all amounts outstanding, default interest shall be payable by Everwin to Haitong PS at the rate of 8% per annum from the date the Event(s) of Default has occurred until the date of actual payment in full thereof, and in such event, Haitong PS may, without limitation,(but is not be obliged):-

i.	terminate this Deed

ii.	take any actions to enforce the Tahoe Bonds (for the avoidance of doubt, any payments, principal payments, coupon payments, interest and/or other benefits derived by Haitong PS under the Tahoe Bonds including any sums recovered in enforcement actions shall be applied towards reducing the Settlement Sum);

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iii.	suspend any of its obligations to forbear its rights during the period between the parties’ agreement to this Deed, either by their respective solicitors or otherwise, and the Tahoe Bonds being delivered to Everwin pursuant to Clause 2.8(b).

iv.	change, revoke, amend, or withdraw any votes or election cast in any restructuring proposal relating to or in respect of the Tahoe Bonds referred to in Clause 2.8 above (if legally permissible under the laws governing the relevant restructuring proposal).

3	COSTS

3.1	The Tahoe Parties shall bear their own legal costs. Everwin agrees to pay a sum of HK$4,500,000 in the manner set out in Clause 2.3(a) above, in full and final satisfaction of all of Haitong PS’s claim for costs, fees and expenses incurred by Haitong PS relating to and/or in connection with Haitong PS’s claims under the High Court Action and/or the Petition, including but not limited to the legal fees incurred for Petition, High Court Action and the Injunction Application in HCMP 1606/2021 (“Haitong PS’ Costs”).

4	REPRESENTATIONS AND WARRANTIES

4.1	Each Party warrants and represents to the other Parties, severally but not jointly that:

(a)	it has not sold, transferred, assigned or otherwise disposed of its interest in the Claims as of the date of the parties’ agreement to this Deed, either by their respective solicitors or otherwise;

(b)	this Deed constitutes its legal, valid and binding obligation and that it has the full capacity, right, power and authority to enter into, deliver and perform this Deed;

(c)	all necessary approvals and authorisations have been obtained and resolutions passed authorising it to duly enter into and to perform the agreements contained in this Deed;

(d)	it has taken independent legal, regulatory and compliance advice as to the terms and effect of this Deed and enters into this Deed on the basis of such advice; and

(e)	the decision to enter into this Deed is its independent decision without the operation of any duress, influence or other coercion from any Party to this Deed or any third party.

4.2	Each signatory to this Deed warrants that they have full authority to enter into this Deed and bind the Party they represent.

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4.3	In addition, Everwin represents and warrants to Haitong PS that:

(a)	As at the date of the parties’ agreement to this Deed, either by their respective solicitors or otherwise, Everwin, either in the capacity of a primary obligor or a secondary obligor (including but not limited to a guarantor) and in whatever form, has no creditors other than Haitong PS, Tahoe Investment, Thaihot Cayman, Tahoe Life, Tahoe Macau and possibly, The National Trust Limited, and the total indebtedness owed by Everwin, either in the capacity of a primary obligor or a secondary obligor (including but not limited to a guarantor) and in whatever form, to Tahoe Investment, Thaihot Cayman, Tahoe Life and Tahoe Macau is no more than HKD4,603,000,000, HKD1,500,000, HKD211,200,000 and HKD1,800,000 respectively.

(b)	The Injunction Order in HCMP 2301/2020 is still in force and not discharged or varied.

(c)	Save as expressly agreed between the Parties in this Deed or otherwise agreed in writing, and except for the loan undertakings purportedly made by Everwin and Thaihot Bermuda referred to in HCMP 2301/2020 and/or the underlying PRC legal proceedings (2020)京 04 ⺠初 327 号 in respect of HCMP 2301/2020 (insofar as it is considered to be securities) and/or any other purported securities relied upon by the National Trust Ltd in HCMP 2301/2020 and/or the underlying PRC legal proceedings (2020) 京 04 ⺠初 327 号 in respect of HCMP 2301/2020 (if any) which are said to have existed before the date of this Deed, Everwin agrees to procure and ensure Everwin and its subsidiaries, either directly or indirectly held, not to create or permit to subsist any Security over any of its/his/their assets (either directly or indirectly held) including but not limited to the interest in Tahoe Life.

(d)	Save as expressly agreed between the Parties in this Deed or otherwise agreed in writing, Everwin agrees to procure and ensure Everwin and its subsidiaries (either directly or indirectly held) not to :-

(i)	enter into any amalgamation, demerger, merger or corporate reconstruction, except with prior written consents given by Haitong PS;

(ii)	acquire any company, business, assets or undertaking or make any investment, except for such acquisition necessary to be made by Tahoe Life or Tahoe Macau in their Ordinary Course of Business or with prior consents given by Haitong PS; and

(iii)	make any loans, grant any credit or give any guarantee or indemnity (except as required pursuant to the Sale or with prior consents given by Haitong PS) to or for the benefit of any person or otherwise voluntarily assume any liability, whether actual or contingent, in respect of any obligation of any person except for any loans or credit, or any guarantee or indemnity necessary to be made, granted or given by Tahoe Life or Tahoe Macau in their Ordinary Course of Business or with prior written consents given by Haitong PS; and

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(iv)	(subject to Clause 2.6 and 4.3(d)(iii)) incur any Financial Indebtedness, except with prior written consents given by Haitong PS.

(v)	For the avoidance of doubt and notwithstanding any other term in this Deed, Tahoe Life may issue new shares and/or undertake other corporate activities having the effect of diluting the Tahoe Parties’ interest, either direct interest or indirect interest, in Tahoe Life and/or Tahoe Macau so long as (i) the subscription price of each issued new share by Tahoe Life is more than an amount calculated on the basis that the valuation of the shares representing the entire share capital of Tahoe Life (before such issue of new shares) is no less than HKD3,000,000,000 and (ii) all proceeds of the new shares are used (or to be used) as working capital of Tahoe Life.

(vi)	For the avoidance of doubt and notwithstanding any other term in this Deed, Tahoe Life may issue convertible and/or exchangeable bonds so long as (i) the valuation of the shares representing the entire share capital of Tahoe Life (upon any conversion at maturity) is no less than HKD3,000,000,000; and (ii) all proceeds of the convertible and/or exchangeable bonds are used (or to be used) as working capital of Tahoe Life.

(vii)	For the avoidance of doubt and notwithstanding any other term in this Deed, Thaihot Bermuda may issue convertible and/or exchangeable bonds so long as (i) the valuation of the shares representing the entire share capital of Tahoe Life (upon any conversion at maturity) is no less than HKD3,200,000,000; and (ii) all proceeds of the convertible and/or exchangeable bonds are used (or to be used) as working capital of Tahoe Life or otherwise injected into Tahoe Life.

(e)	Except with the consent of Haitong PS, Everwin shall not declare any dividends to its shareholder(s).

4.4	The warranties, representations and undertakings in Clause 4.3 (except Clause 4.3(b)) above shall remain in full force from the date of the parties’ agreement to this Deed, either by their respective solicitors or otherwise, for so long as any of the Settlement Sum remains outstanding.

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5	FINAL AGREEMENT

Subject to and upon full payment of the Settlement Sum pursuant to this Deed:

(a)	This Deed is made in full and final resolution of all Claims.

(b)	Except as provided in this Deed, any and all Claims asserted, or which, now or hereafter, may be asserted by Haitong PS against the Tahoe Parties under the Note Documents and the Personal Guarantee are hereby irrevocably and unconditionally discharged, released and waived absolutely and in its entirety.

(c)	The Parties acknowledge and agree that the terms of the foregoing release contained in this Deed are understood and voluntarily accepted without duress or coercion, economic or otherwise, and the Parties have obtained independent legal advice and have received sufficient information to intelligently exercise their own judgment regarding the terms of the foregoing release before executing this Deed.

6	AGREEMENT NOT TO SUE

Subject to and upon full payment of the Settlement Sum pursuant to this Deed, Haitong PS agrees not to sue, commence, voluntarily aid in any way, prosecute against the Tahoe Parties any action, claim, suit or other proceeding arising out of or in any way connected with the Claims in any jurisdiction whatsoever. For the avoidance of doubt, this Clause 6 shall not apply to any claims in respect of any breach of this Deed.

7	INDEMNITY

In the event of a breach by any Party that causes the other Parties or any other Party to raise any claims or commence any proceedings in respect of any of the Claims in the future, the defaulting Party shall indemnify such other Parties/Party for any costs and damages arising out of the claims or proceedings they/it raised or commenced (including all legal expenses paid by such other Parties/Party for recovering compensation).

8	NO ADMISSION

This settlement is to be strictly on a ‘without admission of liability’ basis and nothing in this Deed or anything done pursuant to this Deed or any related document shall be construed as constituting an admission of any liability or wrongdoing whatsoever by any of the Parties or be admissible in any proceedings as evidence of liability or wrongdoing by any of the Parties.

9	CONFIDENTIALITY

9.1	The terms of this Deed and its very existence, and the substance of all negotiations in connection with it (“the Confidential Information”), are confidential. A Party shall not disclose the Confidential Information to, or otherwise communicate them to, any third party without the prior written consent of the other Parties to the Deed, provided however that one Party is entitled to disclose the Confidential Information without the need of consent from other Parties in the following situations:

(a)	to disclose the Confidential Information to the such Party’s head office or any of its Affiliates, its professional advisers, officers, directors, employees, auditors, insurers, lawyers, regulators and other persons providing services to it on terms which preserve confidentiality;

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(b)	to disclose the Confidential Information to the Insurance Authority;

(c)	to pursue any and all claims under this Deed against such other Party(ies); and

(d)	as far as necessary as required by law, government agency or a court order in order to implement and enforce any terms of this Deed.

9.2	The confidential obligations on the Parties shall survive the termination of this Deed.

10	SEVERABILITY

If at any time any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

(a)	the legality, validity or enforceability in that jurisdiction of any other provision of this Deed; or

(b)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Deed.

11	THE PARTIES

11.1	All references to a Party shall include any successor in title, parent, assignee, subsidiaries, transferees, representatives, principals, agents, officers or directors (past, present or future).

11.2	The Parties agree not to do any act (or authorise, procure or permit the doing of any act) the intention of which is to seek to frustrate or circumvent the terms of this Deed.

12	ENTIRE AGREEMENT

12.1	This Deed constitutes the whole and only agreement between the Parties relating to the subject matter of this Deed and supersedes all prior agreements, representations or communications concerning such subject matter under this Deed, whether written or verbal.

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12.2	Each Party acknowledges that in entering into this Deed it is not relying upon any pre-contractual statement which is not set out in this Deed.

12.3	Except in the case of fraud, no Party shall have any right of action against any other Party to this Deed arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Deed.

13	ASSIGNMENT

13.1	Haitong PS may not assign their rights nor transfer their obligations under this Deed to any person without the consent of Everwin which shall not be unreasonably withheld.

13.2	Everwin may not assign any of their rights or obligations under this Deed to any person without the consent of Haitong PS which shall not be unreasonably withheld.

13.3	This Deed shall be binding upon any successor or assign of each Party hereto, including, without prejudice, to the generality of the foregoing, any reorganised Parties.

14	VARIATION

Other than as expressly provided elsewhere in this Deed, no variation of this Deed or any other documents in the agreed form shall be valid unless in writing and signed by or on behalf of each of the Parties.

15	WAIVER

No waiver of any breach or non-fulfilment by the Parties of any provision of this Deed shall be deemed to be waiver of any subsequent or other breach of that or any other provision and no failure by a Party to exercise or delay in exercising any right or remedy under the Deed shall constitute a waiver of such right or remedy by that Party. No single or partial exercise by that Party of any right or remedy under the Deed shall preclude or restrict the further exercise of any such right or remedy. The rights and remedies of the Parties are cumulative and are not exclusive of any rights and remedies provided by law.

16	NOTICES

16.1	Any notice, request or other communication to be given under this Deed, or to be given in connection with any legal proceedings under this Deed (except for service of such proceedings), to any Party shall be in writing and in English and will be properly given if delivered or sent by post, by fax, by hand or by email to their addresses as stated below or such other address as each Party may have notified to the other Parties in writing five (5) Business Days in advance:

Everwin Enterprise (Hong Kong) Limited

Address:	1/F, CMA Building, 64-66 Connaught Road, Central, Hong Kong

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Haitong International Products & Solutions Limited

Address:	22/F Li Po Chun Chambers, 189 Des Voeux Road Central, Hong Kong.

Mr Huang Qisen

Address:	c/o Everwin Enterprise (Hong Kong) Limited of 1/F, CMA Building, 64-66 Connaught Road, Central, Hong Kong

16.2	Proof of posting or despatch of any notice or communication shall be deemed to be proof of receipt:

(a)	if it is personally delivered, at the time of delivery and duly acknowledged;

(b)	if it is by email or by fax, at the time of delivery; or

(c)	in the case of a letter sent by post, on the third Business Day after posting.

17	COUNTERPARTS

This Deed may be executed in any number of counterparts, and any Party may execute this Deed by signing any counterpart. Each counterpart, when duly exchanged or delivered, is an original, but all counterparts shall together constitute and take effect as one and the same document.

18	THIRD PARTIES

Any person who is not a Party has no right under the Contracts (Rights of Third Parties) Ordinance (Cap 623) to enforce or to enjoy the benefit of any term of this Deed or at all.

19	GOVERNING LAW AND JURISDICTION

19.1	This Deed (and any non-contractual claims arising out of or in connection with it) shall be governed by and construed in accordance with Hong Kong law.

19.2	Any dispute or claim arising out of or in connection with this Deed or its subject matter or formation (including any non-contractual dispute or claim) shall be subject to the exclusive jurisdiction of the courts of Hong Kong and the Parties hereby irrevocably submit to the exclusive jurisdiction of the courts of Hong Kong for these purposes.

(The remainder of this page is intentionally left blank.)

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IN WITNESS WHEREOF the Parties hereto have hereunto executed this Deed the day and year first above-mentioned.

SIGNED SEALED and DELIVERED	)
on behalf of Haitong International	)
Products & Solutions Limited by:-)

Signature
Director/Authorised signatory

in the presence of :-
Witness Signature

Witness Name

Witness Address

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IN WITNESS WHEREOF the Parties hereto have hereunto executed this Deed the day and year first above-mentioned.

SIGNED SEALED and DELIVERED	)
on behalf of Everwin Enterprise	)
(Hong Kong) Limited by:-)

Signature
Director/Authorised signatory

in the presence of :-
	Witness Signature	/s/ Li Jinpeng

	Witness Name	Li Jinpeng

	Witness Address	7/F, Olympic Building, No. 43 Hudong Road, Fuzhon, Fujian Province, PRC.

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IN WITNESS WHEREOF the Parties hereto have hereunto executed this Deed the day and year first above-mentioned.

SIGNED SEALED and DELIVERED	)
by YE LI (authorised attorney of	)
HUANG QISEN:-)

Signature

in the presence of :-
	Witness Signature	/s/ Li Jinpeng

	Witness Name	Li Jinpeng

	Witness Address	7/F, Olympic Building, No. 43 Hudong Road, Fuzhon, Fujian Province, PRC.

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